GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

          TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of GREAT PANTHER SILVER LIMITED (the “Company”) will be held at Suite 800, 333 Seymour Street, Vancouver, British Columbia, Canada on Thursday, June 27, 2013, at 11:00 a.m. (Pacific Daylight Time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2012 and the report of the auditor on those statements;

2.	to set the number of directors at five;

3.	to elect directors of the Company to hold office until the close of the next annual general meeting;

4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration;

5.	to approve the continuation of the Company’s Share Option Plan for a three year period;

6.	to approve amendments to the Company’s Articles as more fully described in the information circular accompanying this Notice; and

7.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

          An information circular accompanies this Notice. The information circular contains details of matters to be considered at the Meeting.

          Regardless of whether a shareholder plans to attend the Meeting in person, we request that each shareholder please complete and deliver the enclosed form of proxy, or follow the other voting procedures, all as set out in the form of proxy and information circular.

          Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the information circular to ensure that their shares will be voted at the Meeting. A shareholder who holds shares through a brokerage account is not a registered shareholder.

DATED at Vancouver, British Columbia, May 27, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) R.W. (Bob) Garnett
Chairman of the Board